UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merrill Lynch & Co., Inc. 401(k) Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

Merrill Lynch & Co., Inc. 401(k) Savings and Investment Plan

December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP

Charlotte, North Carolina

June 23, 2011

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009

Assets
Investments, at fair value (Notes 2, 5 and 6)
Money market and interest bearing cash	$13,207,531	$3,237,247
Mutual funds	3,226,219,004	3,032,124,405
Collective investment funds	434,403,498	513,706,129
Common stock	433,285,380	451,698,598

Total non-Master Trust investments	4,107,115,413	4,000,766,379
Plan interest in the Stable Value Master Trust (Notes 5 and 6)	228,559,241	—

Total investments	4,335,674,654	4,000,766,379

Non-interest bearing cash	417,997	—
Accrued dividends and interest receivable	1,411	3,692,880
Participant notes receivable (Notes 1 and 2)	91,210,509	83,749,733
Net receivable for pending transactions	—	615,046
Other receivable	7,149	—

Total assets	4,427,311,720	4,088,824,038

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	(5,775,346)	16,295,570

Net assets available for benefits	$4,421,536,374	$4,105,119,608

The accompanying notes are an integral part of these financial statements.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to net assets available for benefits attributed to:
Investment income
Net appreciation in fair value of investments (Note 7)	$271,069,326
Investment income from mutual funds	56,341,233
Interest	138,531
Dividends	5,786,042

Total non-Master Trust investment income	333,335,132
Plan interest in the Stable Value Master Trust investment income	522,072

Total investment income	333,857,204

Contributions
Employees	325,440,204
Employer (Note 1)	77,453,404

Total contributions	402,893,608

Other income (Note 8)	7,300,978

Interest income on participant notes receivable	3,849,030

Total additions	747,900,820

Deductions from net assets available for benefits attributed to:
Benefits paid to plan participants	431,484,054

Total deductions	431,484,054

Net increase	316,416,766

Net assets available for benefits
Beginning of year	4,105,119,608

End of year	$4,421,536,374

The accompanying notes are an integral part of these financial statements.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan

The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the Plan) is provided for general information purposes only. The Plan includes the Savings and Investment Plan (SIP), Vocon and Deferred Profit Sharing (DPS) Accounts. Participants should refer to the Plan document for more complete information.

Merrill Lynch Acquisition

On January 1, 2009, Merrill Lynch & Co., Inc. was acquired by Bank of America Corporation (the Corporation). Under the terms of the transaction, all shares of Merrill Lynch & Co., Inc. common stock (ML common stock) held in the Plan by Plan participants were automatically converted to Bank of America Corporation common stock (BAC common stock) with one share of ML common stock converted to 0.8595 of a share of BAC common stock.

Effective with the acquisition by the Corporation, the Bank of America Corporation Corporate Benefits Committee (the Committee) became the plan administrator of the Plan. Merrill Lynch & Co., Inc. (the Company) continues as the plan sponsor.

The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Plan Trustee

Effective November 2, 2009, Merrill Lynch Trust Company, FSB, a federally chartered savings bank affiliated with the Company and the Trustee of the Plan, merged into Bank of America, N.A. (BANA), which, as a result of the merger, succeeded to Merrill Lynch Trust Company, FSB as one of two Co-Trustees. State Street Bank and Trust Company is the other Co-Trustee.

SIP Account

General

The Plan is a defined contribution plan for employees of the Company and participating subsidiaries. The portion of the Plan invested in BAC common stock is designated an Employee Stock Ownership Plan (ESOP). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2010, the Plan was closed to new participants, with certain exceptions.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan (Continued)

SIP Account (Continued)

General (Continued)

Eligible Company employees newly hired on or after January 1, 2010 participate in The Bank of America 401(k) Plan with certain exceptions.

Pre-tax Contributions

Each participant may elect to make contributions to the Plan on a pre-tax basis through payroll deductions from 1% through 25% of such participant’s eligible compensation (as defined in the Plan document) for each pay period. In accordance with federal law, the 2010 annual pre-tax contributions were limited to $16,500 for participants who are below age 50. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan can make an additional catch up contribution to the Plan through payroll deductions up to a maximum of $5,500 in 2010. A participant can elect to change the rate at which his/her contribution is determined at any time during the year. If an employee makes both pre-tax contributions and Roth after-tax contributions (described below), these percentage and dollar contribution limits apply to these types of contributions in the aggregate.

Roth 401(k) Contributions

Employees are eligible to contribute on an after-tax basis through payroll deductions from 1% to 25% of eligible compensation as Roth 401(k) deductions. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan can make an additional Roth catch up contribution to the Plan through payroll deductions up to a maximum of $5,500 in 2010. Provided requirements are met, withdrawals of contributions and any earnings are tax free. A participant’s combined pre-tax and Roth 401(k) contributions cannot exceed the maximum annual amount allowed by law.

After Tax Contributions

A participant may elect to contribute up to 25% of his/her eligible compensation in traditional (non-Roth) after-tax dollars up to an annual maximum of $10,000.

Employer Contributions

For employees with at least 1 year of service, the Company matches 100% of the first 4% of each participant’s eligible compensation contributed to the Plan, up to a plan year maximum of $3,000 for employees with eligible compensation of less than $300,000 for the prior plan year, and $2,000 for all others.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan (Continued)

SIP Account (Continued)

Employer Contributions (Continued)

Employer contributions are made in the form of cash. For the year-ended December 31, 2010, the Company contributed $77,453,404.

Withdrawals

Withdrawals during employment are permitted under certain circumstances. There are two types of withdrawals: hardship and non-hardship. A hardship withdrawal is available under limited circumstances, which the participant must document, and is paid in cash. A non-hardship withdrawal is available under certain circumstances, depending on the participant’s age, length of Plan participation, and/or type of account or sub-account involved. Before age 70  1/2, a non-hardship withdrawal is paid in cash, except that active participants who are at least age 59  1/2 may elect to withdraw all, but not less than all, of their vested account balances held in BAC common stock. After age 70  1/2 other payment options are available for a non-hardship withdrawal. The payment options for non-hardship withdrawals, to the extent permitted by Plan provisions, are generally as follows: lump-sum distributions of cash and/or securities, and transfer to an individual retirement account or other brokerage account.

Payment of Benefits

Distributions of account balances may occur upon a participant’s retirement, death or other termination of employment. A participant, or a beneficiary, may receive distributions under one of several options. The options are as follows: lump-sum distribution of cash and/or securities, transfer to an individual retirement account or other brokerage account, or the purchase of an annuity. All amounts allocated to participants who elected to withdraw from the Plan as of December 31, 2010 and 2009 were paid prior to year end.

Vesting of Benefits

Participants are always 100% vested in contributions to the Plan made from their eligible compensation and in amounts rolled over from a former employer’s qualified retirement plan or transfer from another plan, and in each case, the earnings thereon. Participants become vested in employer contributions and earnings thereon based on completed Years of Service: 1 Year of Service - 20% vested; 2 Years of Service - 40% vested; 3 Years of Service - 60% vested; 4 Years of Service - 80% vested; and 5 Years of Service - 100% vested. Participants become 100% vested in employer contributions when they attain age 65 or terminate employment as a result of death. Participants are 100% vested in the dividends paid on BAC common stock held in their account regardless of their years of service.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan (Continued)

SIP Account (Continued)

Forfeitures

As of December 31, 2010 and 2009, the forfeited nonvested account totaled $5,106,065 and $660,526, respectively. This account will be used to reduce future employer contributions.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with employee contributions, employer matching contributions and investment earnings, and charged with the allocation of investment losses and withdrawals.

Participant Notes Receivable

Generally, active participants in the Plan are eligible for loans from the Plan. A maximum of 2 outstanding loans is permitted at any time. Interest rates on loans are generally calculated based on the prime rate as published in the Wall Street Journal on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. General purpose loans have a term of 1 to 5 years and principal residence loans have a term of 1 to 15 years. The maximum loan amount that may be obtained is the lesser of 50% of the participant’s vested account balance reduced by any outstanding loan balance, or $50,000 reduced by the highest outstanding balance of loans under the Plan and under any tax-qualified plans maintained by affiliates during the 12 month period ending on the day before the loan was made. Interest rates ranged from 3.25% to 9.75% for loans held by the Plan as of December 31, 2010.

Vocon and DPS Accounts

General

The Vocon Accounts were established for participants who made voluntary, non-deductible contributions to the Pension Plan for Employees of Merrill Lynch & Co., Inc. and Affiliates, which terminated in 1988, and represent the amounts transferred to the Plan from the terminated Pension Plan with respect to such contributions. The DPS Accounts were established for participants with amounts transferred to the Plan from the Deferred Profit Sharing Plan for Employees of Merrill Lynch, Pierce, Fenner and Smith, Inc. and Affiliates (MLPF&S). Employer contributions to that plan were suspended as of December 1973.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan (Continued)

Vocon and DPS Accounts (Continued)

Participant Accounts

Participants can direct the investment of their accounts among any of the investment alternatives offered by the Plan. Each participant’s account is credited with investment earnings, and charged with the allocation of investment losses and withdrawals.

Vesting

Participants are 100% vested in the Vocon and DPS Accounts.

Payment of Benefits

Distributions from the Plan are allowed due to death, retirement, in-service withdrawal, or termination. All amounts allocated to participants who elected to withdraw from the Plan as of December 31, 2010 and 2009 were paid prior to year end.

Investment Alternatives

All contributions to the Plan may be allocated among any of the available investments selected by the participant from among the investment alternatives designated by the Committee. As of December 31, 2010 and 2009, there were 33 open investment options in the Plan.

As of April 27, 2010, the BAC common stock investment option changed accounting methods from “share accounting” to “unit accounting.” Under the “unit accounting” methodology, holdings are expressed in terms of dollars and the number of fund units held, similar to units of a mutual fund. However, unlike a typical mutual fund, the BAC Common Stock Fund primarily invests in BAC common stock.

In June 2010, the AIM International Growth Institutional Fund, Alliance Bernstein Small Cap Growth Fund, BlackRock Emerging Markets Institutional Fund, BlackRock Euro Fund, BlackRock Focus Growth Fund, BlackRock Focus Value Fund, BlackRock Global Financial Service Fund, BlackRock Global Growth Fund, BlackRock Healthcare Fund, BlackRock High Income Fund, BlackRock International Fund, BlackRock Latin America Fund, BlackRock Mid-Cap Value Opportunities Fund, BlackRock Natural Resources Trust Fund, BlackRock Pacific Fund, BlackRock Short-Term Bond Fund, BlackRock Small Cap Growth Institutional Fund, BlackRock Small Mid Growth Institutional Fund, BlackRock Utilities & Telecommunications Fund, BlackRock World Income Fund, Hotchkis and Wiley Large Cap Value Fund, Hotchkis and Wiley Mid Cap Value Fund, Hotchkis and Wiley Small Cap Value Fund, Ivy International Growth Fund, MFS Research Fund, Munder Large Cap Growth Fund, U.S. GSIF Zero Coupon

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan (Continued)

Investment Alternatives (Continued)

Bond 2014 Trust - Series 3 ceased to be investment options under the Plan. Participants with investments in these funds were notified that their investments were mapped out to other remaining investment options under the Plan.

Also in June 2010, the BlackRock Fundamental Growth Fund completed its acquisition of the BlackRock Capital Appreciation Portfolio through a reorganization. Upon closing of the reorganization, the name of the BlackRock Fundamental Growth Fund was changed to BlackRock Capital Appreciation Institutional Fund.

In July 2010, Wells Fargo Management, LLC and Evergreen Investment Management Company completed a series of fund mergers, reorganizations and liquidations. As a result, the Evergreen Mid Cap Growth Fund was merged into the Wells Fargo Advantage Mid Cap Growth Fund.

Effective December 3, 2010, all assets of the Retirement Preservation Trust were transferred to the new Stable Value Fund. At that time, the Retirement Preservation Trust was no longer an investment alternative. Participants’ accounts invested in units of the Retirement Preservation Trust were automatically converted to holdings in the Stable Value Fund (see Note 5: Interest in the Stable Value Master Trust).

In 2009, the Vanguard Inflation-Protected Securities Fund was added as an investment alternative under the Plan.

2.	Summary of Significant Accounting Policies

Recent Accounting Pronouncement

In January 2010, Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06), expanded the required disclosures about fair value measurements (see Note 6: Fair Value Measurements). ASU 2010-06 requires (i) separate disclosure of significant transfers into and out of level 1 and level 2, along with reasons for such transfers; (ii) separate presentation of gross purchases, sales, issuances, and settlements in the level 3 reconciliation; and (iii) presentation of fair value disclosures by “nature and risk” class for all fair value assets and liabilities. The requirements of ASU 2010-06 are effective for the current reporting period except for the level 3 reconciliation disaggregation which is required in 2011 reporting. The Plan’s financial statements are presented to conform to the requirements of ASU 2010-06.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

2.	Summary of Significant Accounting Policies (Continued)

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 6: Fair Value Measurements).

Benefit responsive investment contracts are stated at fair value and are adjusted to contract value (which represent contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 5: Interest in the Stable Value Master Trust). As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which was codified in Accounting Standards Codification (ASC) 962-205-45, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the adjustment of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

2.	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition (Continued)

Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Plan Expenses

Plan expenses, including expenses of the Committee and the Plan’s Trustee, to the extent not paid by the Plan, are paid by the Company.

Subsequent Events

In preparing the financial statements, transactions and events were evaluated for potential recognition. It was determined that there are no subsequent transactions and events that require disclosure to or adjustment in the financial statements.

Reclassifications

In September, 2010, ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, clarified the classification and measurement of the participant loans by defined contribution plans. ASU 2010-25 provided that in defined contribution plans’ financial statements, participant loans should be classified as notes receivable from the participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Additionally, participant loans are exempt from (i) the disclosure requirements about fair value in paragraphs 825-10-50-10 through 50-16 of the ASC and (ii) credit quality disclosures required by the amendments in ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

2.	Summary of Significant Accounting Policies (Continued)

Reclassifications (Continued)

The Plan reclassified participant loans to participant notes receivable totaling $91,210,509 and $83,749,733 as of December 31, 2010 and 2009, respectively, on the Statements of Net Assets Available for Benefits. Net assets of the Plan were not affected by the reclassification.

3.	Concentrations of Investment Risk

Investments as of December 31, 2010 and 2009 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2010	2009

Bank of America Corporation Common Stock	$433,285,380	$451,698,598
BlackRock Basic Value Fund	297,770,709	279,337,348
BlackRock FFI Premier Institutional Fund	344,883,223	401,215,869
BlackRock Global Allocation Fund	755,558,032	637,567,003
Bank of America, N.A. Retirement Preservation Trust at contract value	*	239,640,729
Plan interest in the Stable Value Master Trust at contract value	222,783,895	*

*	Effective December 3, 2010, the Stable Value Master Trust replaced the Bank of America, N.A. Retirement Preservation Trust as
an	investment alternative.

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

5.	Interest in the Stable Value Master Trust

A portion of the Plan’s investments is in the Stable Value Master Trust (Master Trust). The Master Trust was established on January 1, 2009 to provide a single collective investment vehicle for the Stable Value Fund investment option of The Bank of America 401(k) Plan, The Bank of America 401(k) Plan for Legacy Companies, and the Transferred Savings Account Plan, and effective December 3, 2010, the Plan and the Merrill Lynch & Co., Inc. Retirement Accumulation Plan (collectively known as Participating Plans). The assets of the Master Trust are held by BANA, as Trustee, and the portfolio is managed by an unaffiliated investment advisor, The Dreyfus Corporation, a unit of BNY Mellon. Each Participating Plan owns an undivided interest in the Master Trust.

The terms of the underlying investment contracts in the Stable Value Fund are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The fair market values of these investment contracts reported in aggregate for the Master Trust was $3,661,075,833 as of December 31, 2010. The Plan had an undivided interest of 6.24% in the following assets of the Master Trust as of December 31, 2010:

	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value

Money market funds	$500,688,331	$500,688,331	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	588,546,374	603,537,780	524,556	(15,515,962)
Constant duration synthetic guaranteed investment contracts	2,357,556,397	2,429,717,391	2,687,903	(74,848,897)
Variable rate synthetic guaranteed investment contract	10,025,197	10,110,583	—	(85,386)
Guaranteed investment contracts	59,477,816	60,691,718	—	(1,213,902)
Collective investment funds	52,278,669	53,117,571	—	(838,902)

	3,568,572,784	3,657,863,374	3,212,459	(92,503,049)
Accrued expenses	(268,903)	(268,903)	—	—

Total Master Trust net assets	$3,568,303,881	$3,657,594,471	$3,212,459	$(92,503,049)

Plan interest in the Stable Value Master Trust	$222,783,895	$228,358,674	$200,567	$(5,775,346)

For the year ended December 31, 2010, the Master Trust earned $110,675,974 in interest income. The average yield and crediting interest rates for such investments were 3.01% and 3.23%, respectively for 2010. The average yield credited to participants was 2.98% for 2010.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

5.	Interest in the Stable Value Master Trust (Continued)

The Stable Value Fund generally consists of the following types of guaranteed investment contracts (GICs) described below:

Guaranteed Investment Contracts

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Fair values of traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values of separate account GICs are calculated using the market value provided by the insurance companies that manage the underlying assets of the product.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by Interactive Data Services, a third party vendor BNY Mellon has engaged to provide fixed income prices on a monthly basis.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

5.	Interest in the Stable Value Master Trust (Continued)

Variable Synthetic Guaranteed Investment Contracts

Variable synthetic GICs consist of an asset or collection of assets that are managed by a bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the current market index rates at that time and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers BNY Mellon or its clients have engaged to provide investment services.

In the absence of an actively traded market, discounted cash flows are only an estimate of the contract’s economic value. These values are not a useful value for participant statement purposes nor are they representative of the value that may be received from those contracts in either a participant disbursement or an early termination of the contract.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

5.	Interest in the Stable Value Master Trust (Continued)

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund;

•	Employer communications designed to induce participants to transfer from the fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place;

•	Changes of qualification status of the plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

All contracts are benefit responsive unless otherwise noted.

6.	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

6.	Fair Value Measurements (Continued)

• Inputs other than quoted prices that are observable for the asset or liability; and

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2010 and 2009.

Money market and interest bearing cash are valued at cost, which approximates fair value.

Mutual funds are valued at the net asset value of shares held by the Plan at year-end, except for the BlackRock FFI Premier Institutional Fund which is valued pursuant to the amortized cost method. The amortized cost method approximates fair value by valuing each portfolio investment at its acquisition cost as adjusted for amortization of premium or accretion of discount on a straight-line basis over the instrument’s remaining life.

Collective investment funds are valued based on the closing market price reported on the active market on which the underlying investments are traded.

Common stock is valued at the closing price reported on the active market on which the securities are traded.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

6.	Fair Value Measurements (Continued)

Investment contracts, including wrap contracts, held in the Master Trust which are comprised of fixed maturity synthetic GIC, constant duration synthetic GIC, variable rate synthetic GIC and traditional GIC are valued using the present value of the contracts’ future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates. In relation to Master Trust GIC contracts, principal protection is purchased from the issuer in the form of a wrap. These wraps are valued based on an internal pricing matrix which uses an income approach to determine the present value of the fee payments related to the contract, using both current contractual fees as well as replacement fees generated by matrix pricing (see Note 5: Interest in the Stable Value Master Trust).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2010:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Master Trust Investments
Money market funds	$500,688,331	$—	$—	$500,688,331
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	603,537,780	—	603,537,780
Constant duration synthetic guaranteed investment contracts	—	2,429,717,391	—	2,429,717,391
Variable rate synthetic guaranteed investment contract	—	10,110,583	—	10,110,583
Guaranteed investment contracts	—	60,691,718	—	60,691,718
Collective investment funds	—	53,117,571	—	53,117,571
Wrap contracts	—	—	3,212,459	3,212,459

Total Master Trust investments	$500,688,331	$3,157,175,043	$3,212,459	$3,661,075,833

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

6.	Fair Value Measurements (Continued)

The following table sets forth the summary of changes in the fair value of the Master Trust’s level 3 investments for the year ended December 31, 2010:

Wrap Contracts

Balance, beginning of year	$2,563,176
Realized gains (losses)	—
Unrealized gains (losses) relating to Master Trust for investments still held at reporting date	—
Purchases, sales, issuances, and settlements (net)	649,283
Transfers in to/out of level 3	—

Balance, end of year	$3,212,459

The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2010 and 2009:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Money market funds and interest bearing cash	$13,207,531	$—	$—	$13,207,531
Mutual funds
Balanced	936,540,999	—	—	936,540,999
Domestic large cap equity	914,256,296	—	—	914,256,296
Domestic mid cap equity	133,736,963	—	—	133,736,963
Domestic small cap equity	184,007,796	—	—	184,007,796
Fixed income	356,286,254	—	—	356,286,254
Global equity	182,036,098	—	—	182,036,098
International developed equity	174,471,375	—	—	174,471,375
Money market	—	344,883,223	—	344,883,223
Collective investment funds
Domestic large cap equity	—	255,218,218	—	255,218,218
Domestic small cap equity	—	36,901,081	—	36,901,081
Fixed income	—	36,110,923	—	36,110,923
International developed equity	—	106,173,276	—	106,173,276
Common stock	433,285,380	—	—	433,285,380

Total non-Master Trust investments at fair value	$3,327,828,692	$779,286,721	$—	$4,107,115,413

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

6.	Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Money market funds and interest bearing cash	$3,237,247	$—	$—	$3,237,247
Mutual funds
Balanced	809,571,847	—	—	809,571,847
Domestic large cap equity	854,283,146	—	—	854,283,146
Domestic mid cap equity	99,886,491	—	—	99,886,491
Domestic small cap equity	150,168,614	—	—	150,168,614
Emerging market equity	7,291,014	—	—	7,291,014
Fixed income	324,513,452	—	—	324,513,452
Global equity	195,257,135	—	—	195,257,135
International developed equity	189,936,837	—	—	189,936,837
Money market	—	401,215,869	—	401,215,869
Collective investment funds
Domestic large cap equity	—	186,776,472	—	186,776,472
Domestic small cap equity	—	22,633,065	—	22,633,065
Fixed income	—	24,783,369	—	24,783,369
International developed equity	—	56,168,064	—	56,168,064
Stable value	—	223,345,159	—	223,345,159
Common stock	451,698,598	—	—	451,698,598

Total non-Master Trust investments at fair value	$3,085,844,381	$914,921,998	$—	$4,000,766,379

7.	Net Appreciation in Fair Value of Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows for the year ended December 31, 2010:

Mutual funds	$269,092,158
Collective investment funds	57,014,744
Common stock	(55,037,576)

Net appreciation in fair value of investments	$271,069,326

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

8.	Other Income

Other income substantially represents the Plan’s allocable share of proceeds from a judicially approved settlement of a class action lawsuit brought by participants in the Plan and certain other Company retirement plans that alleged ERISA fiduciary violations with respect to plan investments in Company common stock.

9.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested, no further allocations shall be made, and no eligible employee shall become a participant after the date of termination.

10.	Related Party Transactions

Certain investment options offered under the Plan are managed by Merrill Lynch Investment Managers, L.P., an affiliate of the Company. Consequently, parties-in-interest may nominally participate in certain transactions involving Plan assets.

Retirement & Philanthropic Services, a division of MLPF&S, a subsidiary of the Company, and BANA perform administrative services for the Plan. Employees of these affiliates may also be participants in the Plan. Certain other administrative functions are performed by employees of the Corporation who may also be participants in the Plan. No such employee receives compensation from the Plan. Fees paid by the Plan for investment management services are depicted in the mutual fund prospectus in the designated investment options and were included as a reduction of the return earned on such fund.

Certain investments in the Plan are managed by BlackRock Investment Management LLC (BlackRock). BlackRock is an indirect, wholly owned subsidiary of BlackRock Inc. The Corporation owns a 7% economic interest in BlackRock, Inc. As of December 31, 2010 and 2009, the Plan held investments in BlackRock mutual funds of $2,370,599,710 and $2,257,957,920, respectively and in collective funds managed by BlackRock of $392,709,299 and $503,944,504, respectively. As of December 31, 2010, cash funds advised by BlackRock were $13,207,531.

As of December 31, 2010 and 2009, the Plan held investments in BAC common stock valued at $433,285,380 and $451,698,598, respectively. The Plan earned dividends of $1,776,573 on BAC common stock held during the year ended December 31, 2010.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

11.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2010	2009

Net assets available for benefits per the financial statements	$4,421,536,374	$4,105,119,608
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,775,346	(16,295,570)

Net assets available for benefits per Form 5500	$4,427,311,720	$4,088,824,038

The following is a reconciliation of total income per the financial statements to Form 5500:

Year Ended December 31, 2010

Total income per the financial statements	$747,900,820
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
End of year	5,775,346
Beginning of year	16,295,570

Total income per Form 5500	$769,971,736

12.	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated July 22, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. In January of 2010, the Plan Sponsor filed for an updated determination letter. The application is currently pending review by the IRS.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

12.	Federal Income Tax Status (Continued)

The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the Plan’s Trustee, until the participating employee’s account is distributed.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not to be sustained upon examination by the IRS. The tax positions taken by the Plan have been analyzed and, as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

EIN 13-2740599 Plan No. 008

Schedule H, Line 4i - Schedule of Assets

December 31, 2010

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value

	Money market and interest bearing cash
*	BLACKROCK	BIF MONEY FUND	2,018,689	$2,018,689
*	BLACKROCK	RETIREMENT RESERVES CLASS I	11,188,842	11,188,842

	Total money market and interest bearing cash			13,207,531

	Mutual funds
	AMERICAN FUNDS	GROWTH FUND OF AMERICA	5,701,334	173,548,606
	ARTISAN	SMALL CAP FUND	903,549	14,863,382
*	BLACKROCK	BALANCED CAPITAL FUND	4,368,566	93,399,948
*	BLACKROCK	BASIC VALUE FUND	11,568,404	297,770,709
*	BLACKROCK	CAPITAL APPRECIATION INSTITUTIONAL FUND	6,593,662	156,797,291
*	BLACKROCK	EQUITY DIVIDEND FUND	7,054,200	123,801,210
*	BLACKROCK	FFI PREMIER INSTITUTIONAL FUND	344,883,223	344,883,223
*	BLACKROCK	GLOBAL ALLOCATION FUND	38,746,566	755,558,032
*	BLACKROCK	GLOBAL DYNAMIC EQUITY FUND	6,468,388	80,790,163
*	BLACKROCK	GLOBAL SMALL CAP FUND	4,328,599	101,245,935
*	BLACKROCK	INTERNATIONAL VALUE FUND	3,354,250	73,022,013
*	BLACKROCK	LARGE CAP CORE FUND	5,381,796	59,415,025
*	BLACKROCK	LARGE CAP GROWTH FUND	5,329,834	56,176,456
*	BLACKROCK	LARGE CAP VALUE FUND	3,118,546	46,746,999
*	BLACKROCK	SMALL CAP GROWTH II FUND	2,795,828	39,141,588
*	BLACKROCK	TOTAL RETURN PORTFOLIO FUND	5,658,212	62,919,319
*	BLACKROCK	VALUE OPPORTUNITIES FUND	4,066,553	78,931,799
	COLUMBIA	MID CAP VALUE FUND	6,678,489	89,892,465
	COLUMBIA	SMALL CAP VALUE FUND	3,711,557	51,071,027
	DODGE & COX	BALANCED FUND	1,247,266	87,583,019
	HARBOR	MID CAP GROWTH FUND INSTITUTIONAL FUND	3,048,692	26,218,747
	MAINSTAY	HIGH YIELD CORP BOND FUND	10,283,057	60,567,204
	PIMCO	TOTAL RETURN PORTFOLIO INSTITUTIONAL FUND	18,838,663	204,399,498
	TEMPLETON	INSTITUTIONAL FUND	5,059,819	101,449,362
	VANGUARD	INFLATION-PROTECTED FUND	2,730,792	28,400,233
	WELLS FARGO	ADVANTAGE MID CAP GROWTH FUND	2,865,976	17,625,751

	Total mutual funds			3,226,219,004

	Collective investment funds
*	BANK OF AMERICA, N.A.	CORE BOND ENHANCED INDEX TIER 3	1,685,064	36,110,923
*	BANK OF AMERICA, N.A.	EQUITY INDEX TRUST III	1,964,342	213,524,019
*	BANK OF AMERICA, N.A.	INTERNATIONAL INDEX TIER 3	5,489,828	106,173,276
*	BANK OF AMERICA, N.A.	SMALL CAP INDEX TIER 3	1,742,261	36,901,081
	EATON VANCE	COLL TR TIER III FUND	4,882,225	41,694,199

	Total collective investment funds			434,403,498

	Common stock
*	BANK OF AMERICA CORPORATION	COMMON STOCK	32,480,163	433,285,380

	Total common stock			433,285,380

	Total non-Master Trust investments			$4,107,115,413

*	Participant loans	INTEREST RATES RANGING FROM 3.25% TO 9.75%		$91,210,509

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MERRILL LYNCH & CO., INC. 401(K) SAVINGS AND INVESTMENT PLAN

Date: June 28, 2011	/s/ SUSAN E. KELLY
Senior Vice President Retirement Service Delivery Executive Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm.